UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Publication of Base Prospectus

The following base prospectus dated 10 May 2021 has been approved by the Financial Conduct Authority and is available for viewing:

GlaxoSmithKline plc, GlaxoSmithKline Capital plc, GSK Capital B.V. and GSK Capital K.K. £20,000,000,000 Euro Medium Term Note Programme

Copies of the base prospectus and the documents incorporated by reference within it have been submitted to the UK Listing Authority's NSM submission portal via the Electronic Submission System (ESS). The base prospectus will shortly be available for inspection at and can be downloaded from:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

GlaxoSmithKline plc

980 Great West Road

Brentford

Middlesex

TW8 9GS

United Kingdom

Enquiries:

UK Media enquiries:	Mary Hinks-Edwards David Mawdsley Simon Steel	+44 (0) 20 8047 5502 +44 (0) 20 8047 5564 +44 (0) 20 8047 3763
European Analyst/Investor enquiries:	James Dodwell Danielle Smith	+44 (0) 20 8047 2406 +44 (0) 20 8047 0932
BASIS ON WHICH YOU MAY ACCESS THE BASE PROSPECTUS

Please note that the information contained in the base prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the base prospectus is not addressed. Prior to relying on the information contained in the base prospectus you must ascertain from the base prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 11, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc